UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Castlight Health, Inc.

(Name of Subject Company)

Castlight Health, Inc.

(Name of Person(s) Filing Statement)

Class A Common Stock, par value $0.0001 per share

Class B Common Stock, par value $0.0001 per share

(Title of Class of Securities)

14862Q100

(CUSIP Number of Class of Securities)

Will Bondurant

Chief Financial Officer

Castlight Health, Inc.

150 Spear Street, Suite 400

San Francisco, CA 94105

(415) 829-1400

(Name, address and telephone number of person authorized

to receive notice and communications on behalf of the persons filing statement)

With copies to:

Matthew S. Rossiter, Esq. David K. Michaels, Esq. Robert A. Freedman, Esq. Fenwick & West LLP 555 California Street, 12th Floor San Francisco, CA 94104 (415) 875-2300	Alex Shvartsman, Esq. Mary E. Ahern, Esq. Castlight Health, Inc. 150 Spear Street, Suite 400 San Francisco, CA 94105 (415) 829-1400

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 previously filed by Castlight Health, Inc., a Delaware corporation (“Castlight”), with the Securities and Exchange Commission on January 19, 2022 (the “Schedule14D-9”), relating to the cash tender offer by Carbon Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Vera Whole Health, Inc. (“Vera”), to purchase all of the outstanding shares of Castlight Class A common stock, par value $0.0001 per share (the “Class A Shares”), and Castlight Class B common stock, par value $0.0001 per share (the “Class B Shares,” and, together with the Class A Shares, the “Shares”), at a purchase price of $2.05 per Share, net to the seller in cash, without interest, and subject to withholding taxes, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of January 4, 2022, by and among Castlight, Vera and Purchaser, the Offer to Purchase, dated as of January 19, 2022 and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last paragraph:

Expiration of Offering Period; Completion of Merger

The Offer and related withdrawal rights expired as scheduled at one minute past 11:59 P.M., Eastern time, on February 16, 2022. The depositary for the Offer has advised that, as of the Expiration Date, a total of 140,812,345 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 85.9% of the aggregate voting power of all issued and outstanding Shares as of the Expiration Date.

The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfies the Minimum Condition. As all conditions to the Offer have been satisfied or waived, Purchaser has irrevocably accepted for payment all such Shares validly tendered into and not validly withdrawn from the Offer and will promptly pay for all such Shares in accordance with the Offer.

Accordingly, on February 17, 2022, Vera expects to complete its acquisition of Castlight pursuant to the terms of the Merger Agreement through the merger of Purchaser with and into Castlight, and without a meeting of stockholders of Castlight in accordance with Section 251(h) of the DGCL, with Castlight surviving as a wholly owned subsidiary of Vera.

Following the Merger, all Shares will be delisted from The New York Stock Exchange and deregistered under the Exchange Act.

On February 17, 2022, Vera issued a press release announcing the expiration and results of the Offer. A copy of the press release issued by Vera is filed as Exhibit (a)(5)(D) to the amendment to the Schedule TO filed with the SEC on February 17, 2022 and is incorporated by reference herein.

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

(a)(1)(H)	Press Release issued by Vera Whole Health, Inc., dated February 17, 2022 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO-T/A filed with the SEC by Vera Whole Health, Inc. and Carbon Merger Sub, Inc. on February 17, 2022).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 14D-9 is true, complete and correct.

Castlight Health, Inc.

By:	/s/ Will Bondurant
	Name:	Will Bondurant
	Title:	Chief Financial Officer
	Date:	February 17, 2022